UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Date:  April 4, 2005

Commission File Number:  001-03793

CANADA SOUTHERN PETROLEUM LTD.

(Translation of registrant’s name into English)

Suite 250, 706 – 7th Avenue S.W.

Calgary, Alberta, Canada T2P 0Z1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXHIBIT INDEX

Exhibit No.

Description

1

Company Press Release, dated March 31, 2005

2

Articles of Continuance of the Company, dated February 1, 2005

3

Certificate of Continuance of the Company, dated March 2, 2005

4

Form 52-109FT1 - CEO Certification of Annual Filings During Transition Period

5

Form 52-109FT1 - CFO Certification of Annual Filings During Transition Period

Exhibit 1

Canada Southern Petroleum Ltd.

News Release

CANADA SOUTHERN ANNOUNCES EARNINGS,

RESERVES FILING, AND WINTER DRILLING UPDATES

CALGARY, Alberta, March 31, 2005 -- Canada Southern Petroleum Ltd. (the Company) (NASDAQ:CSPLF) (TSX:CSW) (BOSTON:CSW) (PCX:CSPLF) today reported that net income for the three months ended December 31, 2004 was $1.1 million ($0.08 per share) on revenues of $3.4 million, compared to a loss of $490,000 ($0.04 per share) on revenues of $2.6 million for the fourth quarter last year.  Net income for the year ended December 31, 2004 was $3.3 million ($0.23 per share) as compared with $17.1 million ($1.18 per share) in the same period last year.  Results for the year ended December 31, 2003 were favourably impacted by the $22.7 million one-time settlement of the Kotaneelee litigation.

Cash flow from operations was $8.1 million ($0.56 per share) for the year ended December 31, 2004 as compared with $22.2 million ($1.54 per share) during the year ended December 31, 2003.

Corporate Reporting Changes

•

We are now using the Annual Information Form (“AIF”) format as our primary reporting structure and we have filed our annual information for the year ended December 31, 2004 with the System for Electronic Document Analysis and Retrieval ("SEDAR");

•

We have also filed our first Form 40-F report with the Securities Exchange Commission (SEC) as a Foreign Private Issuer (“FPI”);

•

In connection with our FPI status, we now are reporting our oil and gas reserves in compliance with Canadian National Instrument 51-101.

Winter Drilling Program Update

Kotaneelee, Yukon

Drilling of the Kotaneelee L-38 well commenced on August 22, 2004 and reached total depth on March 10, 2005. Due to the technical and drilling challenges experienced by the operator, gross drilling costs are estimated to be $29.5 million ($9.0 million our share).  The L-38 well was completed in late March 2005 with estimated gross completion costs of $4.9 million ($1.5 million our share).  As part of the completion operation, the well was flowed for a short period of time.  However, due to the warm weather in the area and the rapidly deteriorating ice bridges, the decision was made to suspend the flow and remove the drilling rig and test equipment to avoid paying standby charges.  Otherwise, the equipment would need to remain on location until approximately June when the river is open for barging operations.

While there is natural gas present, there is currently insufficient information to estimate expected flow rates or to estimate recoverable proven reserves.

Testing will be performed after the well is tied in during the second quarter of 2005.  Additional gross costs of $4.6 million ($1.4 million our share) are expected to be incurred for surface equipment and tie-in of the well for production.  Total costs for the project are estimated to be $39 million ($11.9 million our share), of which approximately 50% was incurred prior to year end and reflected in the financial statements for the year ended December 31, 2004.

We agreed with the operator’s decision to remove the drilling and testing equipment, and to incur the cost and risk of tying in prior to testing.  However, readers are cautioned that presently we do not have sufficient information to determine whether or not the well will be commercially successful.

At this time we are not aware of, and do not expect, further drilling to occur in the Kotaneelee area in the near future.  We believe that any such decision would only be considered subsequent to the receipt of positive production information from the L-38 well and a complete re-evaluation of our existing 2-D seismic data, or acquisition of new seismic data, in the area.

In an effort to address the risks associated with our dependence on Kotaneelee, we have directed considerable resources toward other areas with the objective of diversifying our cash flow, production, and proven reserve base.  This includes evaluating and acquiring new mineral leases in areas of interest, acquisition of either trade or proprietary 2-D and 3-D seismic and evaluating certain asset and corporate acquisitions.  Given the high cost of acquisitions and their related reserves in the current market, we have concentrated our attention on growth through the drill bit.

Northeast British Columbia

We drilled two Company operated wells (one deep test and one shallow test) in the Mike/Hazel area of northeast British Columbia during the winter 2004/2005 drilling/construction season.  As a result of three separate land transactions, we acquired additional mineral rights lands in the area.  We are to pay 100% of the drilling and completion costs to earn 85% of the deep mineral rights on our deep test well.  The drilling costs for the A-19-L/94-H-2 well are estimated to be approximately $3.9 million net to us, of which approximately 26% was incurred prior to year end and is included in capital costs for the year.  We also drilled the shallower A-81-H/94-H-3 well in February 2005 on our 100% working interest lands at an estimated cost of $1.0 million.  Both of these wells were drilled and cased, however as a result of an unusually short winter drilling season due to early warm weather, we were unable to gain the necessary access for well completion and production testing programs.  We are currently examining the alternatives to test the two wells as soon as possible.

In addition, we agreed to participate in two non-company operated in-fill shallow wells at Buick Creek in which we have a 22.5% working interest at a combined capital cost to the Company of $322,000.  Both of these wells were drilled and cased during the first quarter of 2005, and are currently awaiting completion and testing operations.  If these wells are successful, they would be tied into the Buick Creek plant where we have a 22.5% working interest.

Three Year Financial Review

	2004	2003	2002
		restated	restated
Financial ($000s, except share amounts)

Gross revenues	13,828	13,183	9,937
Cash flow from operations(1)	8,060	22,228	6,580
Per share – basic	0.56	1.54	0.46
Per share – diluted	0.56	1.54	0.46
Net income (loss)	3,279	17,050	1,849
Per share – basic	0.23	1.18	0.13
Per share – diluted	0.23	1.18	0.13
Capital expenditures, net	11,506	4,980	474
Working capital	34,765	38,211	20,963
Total assets	59,789	62,042	29,121
Shareholders’ equity	47,090	42,974	25,671
Shares outstanding	14,417,770	14,417,770	14,417,770
Weighted average shares outstanding
Basic	14,417,770	14,417,770	14,417,770
Diluted	14,435,234	14,423,667	14,417,770

(1)

Cash flow from operations is a non-GAAP measure that does not have a standardized meaning as prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other oil and gas companies.  We consider it an important measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment.

Three Year Operating Review

		2004	2003	2002

Operational

Sales volumes
Carried interest natural gas	mcf/d	2,077	6,106	8,677
Natural gas	mcf/d	4,970	2,035	1,796
Oil and natural gas liquids	bbls/d	31	31	28
Combined (6:1) (1)	boe/d	1,206	1,388	1,774
Average sales prices
Natural gas	$/mcf	5.72	5.80	3.79
Oil and natural gas liquids	$/bbl	39.24	34.23	27.93
Combined	$/boe	34.43	34.77	21.59
Total proved reserves	mboe	1,238	1,579	2,192
Undeveloped land
Gross	acres	238,507	237,258	234,637
Net	acres	69,484	69,584	65,271

(1)

 means barrels of oil equivalent, with natural gas converted at 6 mcf per barrel of oil equivalent.

Operations Update

Sales volumes continue to decrease from existing producing properties as expected, due to natural production declines.  For the three months ended December 31, 2004, total volumes were down 13% to 1,196 barrels of oil equivalent per day (boe/d) from the 1,382 boe/d recorded in the same period last year.  For the year ended December 31, 2004, volumes declined 13% year-over-year from 1,388 boe/d to 1,206 boe/d.  Kotaneelee sales volumes represent 65% of the Company’s total sales volumes for the ended December 31, 2004 versus 73% in the comparable period of 2003.  While Kotaneelee sales volumes declined by 24% year-over-year, this decline was partially offset by production gains at our Town and Clarke Lake properties.  Primarily as a result of taking over the marketing of our Kotaneelee gas from our partners, we achieved an acceleration of sales volumes, and related net revenues that enabled us to record 13 months during the year.  The impact of this one-time event was an additional average 46 boe/day for the year.

Gross Kotaneelee well production for the month of December 2004 was 4.8 Mmcf per day from the B-38 well and 10.5 Mmcf per day from the I-48 well, compared to 7.9 Mmcf per day from B-38 and 13.7 Mmcf per day for I-48 in December 2003.  Gross water production for the month of December 2004 was 1,413 bbls per day from the B-38 well and 763 bbls per day from the I-48 well, compared with 1,427 bbls per day for B-38 and 161 bbls per day for I-48 in December 2003.

In an effort to extend the remaining life of the B-38 well, during the spring of 2005, the operator is installing a siphon string in order to improve the lifting of the increasing amount of water.  We are participating to the extent of our working interest in the operation.  As the project is not yet complete, we do not know if, or to the degree of which, it will be successful in extending the economic life of the well.

Annual Information Form and NI 51-101 Reserves Disclosure

Our Annual Information Form ("AIF") for the year ended December 31, 2004 has been filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") and also filed as part of our Form 40-F filing with the SEC.

The AIF contains the supplemental disclosure, including detailed reserves information, as mandated and required by Canadian Securities Administrators National Instrument 51-101 including the Statements and Reports required by Forms 51-101F1, 51-101F2 and 51-101F3.

The purpose of Canadian NI 51-101 is to enhance the quality, consistency, timeliness and comparability of crude oil and natural gas activities by reporting issuers and elevate reserves reporting to a higher level of confidence and accountability.

This document may be obtained at SEDAR’s website address of www.sedar.com or at the SEC’s website address of www.sec.gov.  A link to the Company’s SEDAR and SEC filings can also be found on the Company website address of www.cansopet.com.

Foreign Private Issuer Reporting Status

On November 8, 2004, the Board of Directors adopted a resolution providing for us to commence filing with the SEC as a “Foreign Private Issuer” in satisfaction of our periodic reporting obligations under Section 13(a) of the Exchange Act of 1934.  We have filed our annual report with the SEC on Form 40-F, which is available to eligible Canadian companies.  Similarly, we will file all of our future quarterly reports on Form 6-K commencing the first quarter of 2005.  As a result, we will no longer be filing our periodic reports with the SEC on Forms 10-K and Form 10-Q, or current reports on Form 8-K.  As we have in the past, we will continue to adhere to all relevant U.S. and Canadian securities laws, rules and regulations.

Management’s Discussion and Analysis

Net income for the year ended December 31, 2004 was $3.3 million, or $0.23 per share compared to a restated $17.1 million, or $1.18 per share, for 2003.

Net income for the fourth quarter ended December 31, 2004 was $1.1 million, or $0.08 per share compared to a restated loss of $490,000, or $0.04 per share in the 2003 comparative.  In the fourth quarter of 2004, we recorded a one-time benefit of an $841,000 reduction in income tax expense as a result of utilizing certain tax pools previously thought to be unusable.  During the fourth quarter of 2003, the loss was mainly as a result of the recognition of $1million of expense for settlement with the contingent interest grantees on the Kotaneelee litigation.

Cash flow from operations was $8.1 million, or $0.56 per share, in 2004, a 64% drop from 2003, where we had cash flow of $22.2 million, or $1.54 per share.

The decrease in net income and cash flow from operations is primarily attributable to the impact of the one-time settlement of the Kotaneelee litigation in the third quarter of 2003.  In addition, declining production volumes, higher depletion costs, higher lease operating costs and increased general and administrative expenses contributed to the decrease.

Impact of Conversion of Kotaneelee to a Working Interest

Effective May 1, 2004, we converted our 30.67% carried interest in the Kotaneelee field to a corresponding 30.67% working interest.  Although the conversion has no impact on the aggregate amounts of our share of field production and related field operating cash flow, the conversion has financial statement disclosure implications as discussed below.

Proceeds from carried interests decreased significantly from 2003 to 2004 and revenue from working interest natural gas sales increased significantly during the same period.  These changes are due to conversion of Kotaneelee to a working interest effective May 1, 2004.  Carried interest revenues in future periods are expected to be minimal.

Proceeds from carried interests represent passive net investment income in a net cash flow stream, and appropriately were recorded after the reduction of all royalties, lease operating costs and capital expenditures.  The conversion to a working interest at Kotaneelee and certain of our other properties in previous years represents a decision by us toward direct management of our oil and gas assets.

As the majority of our carried interest revenue (prior to conversion) related to Kotaneelee, our carried interest revenues have decreased significantly.  Subsequent to May 1, 2004, sales from the Kotaneelee field are being reported as working interest natural gas sales while royalties and lease operating costs for Kotaneelee are being included under their respective captions.  As a result, working interest natural gas sales, royalties and lease operating expenses have increased significantly over comparable periods.

Capital expenditures for Kotaneelee are no longer a deduction from carried interest revenue but are instead recorded as capital asset additions on our balance sheet.

Petroleum and natural gas sales and carried interest

Sales volumes		2004	2003	% Change
Natural gas
Working interest	mcf/d	4,492	1,887	138
Carried interest	mcf/d	2,077	6,106	(66)
Royalty interest	mcf/d	478	147	224
Total natural gas	mcf/d	7,046	8,141	(13)
Oil and natural gas liquids	bbls/d	31	31	-
Combined (6:1)	boe/d	1,206	1,388	(13)

Sales volumes, on a boe basis, were 1,206 boe per day, down 13% from the 1,388 boe per day in 2003.  Expected production declines continue to affect our sales volumes for most of our areas with an average natural gas production rate of 7.0 mmcf/d in 2004 compared to 8.1 mmcf/d in 2003.  Although our natural gas working interest volumes increased 138% over last year, this is solely the result of the conversion of our Kotaneelee carried interest to a working interest, as noted above, which is also reflected in the decrease in natural gas carried interest volumes from last year.

Production from our Kotaneelee field continues to decline due to a combination of reservoir pressure declines and increased water production.  Our average net natural gas sales from Kotaneelee during 2004 were 4.7 mmcf/d, or approximately 65% of our total natural gas sales, with associated gross water production of 2,483 bbls/d, compared to averages of 6.1 mmcf/d (approximately 73% of total natural gas sales) and 1,452 bbls/d, respectively, for 2003.

Included in the natural gas working interest volumes for 2004 is an additional one-time amount of 274 mcf/d (46 boe/d) of sales which represents an extra month of Kotaneelee production.  Previous to the conversion to a working interest, Kotaneelee carried interest results had been reported with a one month lag.  With the conversion to a working interest, we obtain more timely access to revenue and operating cost information for the field.  Consequently, the 2004 results from operations reflect thirteen months of operating activity for the Kotaneelee field.

The natural gas production declines were offset by increased royalty interest volumes from our Town area in northeast British Columbia.  The operator drilled several successful wells in 2004 and our royalty volumes from this area increased 224% over last year.

Oil and natural gas liquids (“NGLs”) production remained constant from last year at 31 bbls/d.

Revenues ($000s)	2004	2003	% Change
Natural gas
Working interest	9,310	4,060	129
Carried interest (1)	3,381	8,749	(61)
Royalty interest	1,051	326	223
Total natural gas	13,742	13,135	5
Oil and natural gas liquids	451	384	17
Total	14,193	13,519	5

(1)

“Carried interest” is net of related carried interest royalties, lease operating costs and capital.

Our gross revenue from the sale of petroleum and natural gas in 2004 was 5% higher at $14.2 million, compared to $13.5 million in 2003.  Working interest revenue was significantly higher at $9.3 million in 2004 compared to $4.1 million in 2003.  This gain was mostly the result of the conversion of the Kotaneelee carried interest to a working interest.  A corresponding decrease in the carried interest revenues also results from this conversion.  Overall natural gas sales were $13.7 million in 2004, slightly higher than the $13.1 million received in 2003.  The natural declines in our natural gas working and carried interest producing properties were more than offset by the three-fold increase in royalty income received from our Town property.

Included in natural gas working interest revenue is $622,000 from Kotaneelee which represents an extra month of revenue, also relating to the conversion to a working interest during the year.

Oil and natural gas liquids revenue rose 17% to $451,000 in 2004 from $384,000 in 2003.  This increase is mainly due to the increase in product prices as production volumes were flat year-over-year.

Average Sales Prices		2004	2003	% Change
Natural gas
Working interest	$/mcf	5.66	5.89	(4)
Carried interest	$/mcf	5.76	5.76	-
Royalty interest	$/mcf	6.01	6.05	(1)
Total natural gas	$/mcf	5.72	5.80	(1)
Oil and natural gas liquids	$/bbl	39.24	34.23	15
Combined (6:1)	$/boe	34.43	34.77	(1)

(1)

The average sales price for “Carried interest” is calculated before deducting the related carried interest royalties, lease operating costs and capital.

The overall average price we received upon sale of our oil and gas products in 2004 was relatively unchanged from that which we received in 2003.  A slight decrease in the natural gas price received for our working interest properties, $5.66 per mcf in 2004 versus $5.89 per mcf in 2003, was partially offset by higher oil prices.

Royalties

($000s)	2004	2003	% Change
Crown royalties	1,223	1,005	22
Freehold and GORR	377	149	153
Total	1,600	1,155	39
As % of working interest revenues	15%	24%	(38)

Total royalties increased 39% in 2004, totaling $1.6 million versus $1.2 million in 2003.  Royalties as a percentage of working interest revenues, however, dropped from 24% in 2003 to 15% in 2004.  The increase in royalty dollars, for crown and freehold and gross overriding royalty (“GORR”), and the decrease in the royalty rate are mainly a result of our conversion of the Kotaneelee carried interest to a working interest.  The crown royalty rate for the Kotaneelee property is approximately 10%, which is lower than the rate for the balance of our working interest properties.  Due to the significance of the Kotaneelee revenues and, therefore the royalties, this resulted in a lower overall corporate royalty rate.  Also impacting the 2004 royalties was an additional $81,000 representing the extra month of Kotaneelee operations relating to the elimination of the one-month lag discussed above.  A prior period crown royalty adjustment, recorded in 2004, contributed approximately 2% to the drop in the 2004 royalty rate.

Lease Operating Costs

($000s, except per boe)	2004	2003	% Change
Lease operating costs	1,548	1,258	23
Per working interest boe ($)	5.42	9.98	(46)

Lease operating costs increased 23% from $1.3 million in 2003 to $1.5 million in 2004.  Operating costs were higher in 2004 mainly due to the conversion of our interest at Kotaneelee to a working interest in May 2004.  After the conversion, operating costs from this area were recorded in lease operating costs whereas before, they were recorded net of carried interest revenues.  Lease operating costs attributable to Kotaneelee since the conversion amounted to $476,000.  Also impacting the 2004 lease operating costs is an additional $69,000 representing the extra month of Kotaneelee operations relating to the elimination of the one-month lag discussed above.

On a boe basis, lease operating costs dropped 46% in 2004 to $5.42 per boe from $9.98 per boe in 2003.  This drop is also largely due to the conversion of Kotaneelee to a working interest, where the operating costs averaged $2.48 per boe in 2004.

Interest and other income

($000s)	2004	2003	% Change
Interest income	914	799	14
Other	321	20	1,504
Total	1,235	819	51

Interest and other income increased 51% in 2004.  Interest income increased 14% from $799,000 to $914,000 in 2004 as our average monthly balance of funds available for investment was higher in 2004 than in 2003 due to receiving the funds from settlement of the litigation in the last quarter of 2003.  This was somewhat offset by slightly lower yields in 2004.

Other income was significantly higher in 2004 as we received $300,000 in settlement of an outstanding issue relating to the carried interest revenues for the Buick Creek, Wargen and Clarke Lake properties from the year 2000.  Seismic sales, which make up the balance of other income, were relatively unchanged year-over-year.

General and Administrative

($000s, except per boe)	2004	2003	% Change
General and administrative	2,802	2,327	20
Legal	539	727	(26)
Total	3,341	3,054	9
Per boe ($)	7.57	6.03	26

General and administrative costs, inclusive of legal expenses, increased 9% in 2004 to $3.3 million from $3.1 million in 2003 primarily due to increased salaries and benefits and shareholder communication expenses.  The addition of three new employees in 2004 increased our salary and benefits expense by 142%, finishing the year with a full-time staff of 6, compared to 3 full-time staff members at the end of 2003.  As a result of the special shareholders meeting held late in the year, the related printing, mailing and proxy solicitation costs added $111,000, or 44%, to shareholders communication expense over 2003.

Legal expenses decreased 26% during 2004 to $539,000 compared to $727,000 in 2003.  The drop is primarily due to decreased legal work relating to the settlement of the Kotaneelee litigation in late 2003.  While legal costs related to the litigation have decreased due to the settlement, general corporate legal expenses increased over 2003 due to the update of corporate governance materials related to our continuance from Nova Scotia to Alberta, and new disclosure and corporate governance regulations that have been adopted in both Canada and the United States.

We have been incurring significant administrative, auditing and legal expenses with respect to new SEC and accounting rules adopted pursuant to the Sarbanes-Oxley Act of 2002 (the “Act”).  Canadian regulators are also commencing to adopt new rules.  Such expenses will continue and may increase, particularly due to the requirements to document, test and audit our internal controls to comply with Section 404 of the Act, and rules adopted thereunder, that are anticipated to apply to us for the first time with respect to our annual report for the fiscal year ending December 31, 2006.

No general and administrative expenses were capitalized during the 2004 and 2003 periods.

Depletion and Depreciation

($000s, except per boe)	2004	2003	% Change
Depletion and depreciation	3,357	2,363	42
Per boe ($)	7.61	4.67	63

Depletion and depreciation expense increased 42% in 2004 to $3.4 million from $2.4 million in 2003.  Depletion and depreciation are a high percentage (19%, or taking into account those items excluded from the depletion calculation, 32%), in comparison with our peers, of the net book value of oil and gas properties and equipment mainly due to the limited expected life of the proven reserves at the Kotaneelee field.

In 2004, all costs incurred in drilling the Kotaneelee L-38 well were capitalized.  We have not recorded any depletion expense for the drilling costs of the L-38 well that commenced on August 22, 2004.  The well represents a major development project, and as the cumulative well costs to December 31, 2004 were $6.0 million (or approximately 34% of the net book value of capital assets as at December 31, 2004), inclusion of the amounts for depletion purposes would not represent a fair matching of revenues with expenses.  Had we included these costs in the depletable base, depletion for the fiscal year ended December 31, 2004 would have been $483,000 higher.  Once drilling of the well is completed and the results are known, we will include all drilling costs in the depletable base.

There is no assurance that the completion and testing of the L-38 well will result in a commercially viable well.  Whether or not it is successful, because of the large capital investment, in combination with the rest of our drilling during the winter 2004/2005 drilling season, we expect to record higher depletion rates in the future.  We could also experience a ceiling test impairment that would result in a material write-down of our oil and gas properties and equipment, if the L-38 well does not encounter additional proven reserves.

Asset Retirement Obligations Accretion

Asset retirement obligations accretion expense increased by 135% to $240,000 in 2004 compared with the restated amount of $102,000 in 2003.  The increase is mainly due to a full year’s inclusion of related liabilities resulting from the settlement of the Kotaneelee litigation in September 2003.  In connection with the settlement, the Company agreed to be responsible for its share of abandonment and reclamation liabilities at the Kotaneelee field when they occur.  At the time of settlement, it was estimated that our 30.67% share of the abandonment liabilities amounted to approximately $2,400,000 (undiscounted).

We have not included any asset retirement obligations for the Kotaneelee L-38 well that has recently been completed.  The commercial success or failure of the well is not yet known but if the well is ultimately determined to be capable of production, sufficient information is expected to be available at that time to estimate the components of the asset retirement obligation.  However, if the well is unsuccessful it would immediately be abandoned, with the related abandonment costs included in oil and gas property and equipment, subject to the ceiling test impairment mentioned above.

Stock-based Compensation

Stock-based compensation expense increased to $837,000 in 2004 compared to $253,000 in 2003 after retroactive adoption of the Canadian Institute of Chartered Accountant’s (CICA) section 3870 (Stock-based Compensation and Other Stock-based Payments).  The increase is due to the number of options granted and the timing of vesting this year compared to last year.  In 2004, options granted to employees and directors totalled 325,000.  During 2003, only 80,000 stock options were granted.

Foreign Exchange

A foreign exchange loss of $96,000 was recorded in 2004, compared to a loss of $536,000 in 2003 on our U.S. dollar investments.  During the first half of 2004, the U.S. dollar was strong relative to the Canadian dollar, resulting in early foreign exchange gains.  However, growth in the value of the Canadian dollar relative to the U.S. dollar during the last half of the year resulted in exchanges losses that more than offset the gains recorded during the first half.

With the relative volatility between the U.S and Canadian dollar, we expect to record further foreign exchange gains or losses in the future, but cannot predict either with certainty.  The value of the Canadian dollar was U.S. $.8303 at December 31, 2004 compared to U.S. $.7724 at December 31, 2003.

Income Taxes

The income tax provision decreased to $1.1 million in 2004 as compared to the income tax provision of $11.3 million in 2003.  The large income tax provision in 2003 was attributable mainly to the taxable proceeds from settlement of the Kotaneelee litigation.  During the year ended December 31, 2004, our effective tax rate was 25.6% as compared to 39.8% for the year ended December 31, 2003.  During the first three quarters of the year ended December 31, 2004, the expected effective tax rate was 40%, down from 42% in 2003.  During the fourth quarter of 2004, we determined that we could utilize certain successor tax pools that were previously thought to be unusable.  As a result, we were able to access and utilize $1.9 million of successor tax pools that created a one time reduction of income tax expense of approximately $841,000, thereby reducing the effective tax rate for the year.

In 2003, we re-filed our tax returns for the taxation years of 1994 to 2002 inclusive.  On March 15, 2005, we received a preliminary audit adjustment letter from Canada Revenue Agency outlining the results of their review process.  We will not record any of the expected benefit until we formally receive the Notices of Reassessment.  Should the Notices of Reassessment be consistent with the preliminary audit adjustment letter, the benefit to us will be approximately $850,000.  This would result in a one time reduction of income tax expense.

Liquidity and Capital Resources

We recognize the need for a strong balance sheet in order to withstand volatile natural gas prices and to be able to capitalize on opportunities when or if they become available.  At December 31, 2004, we continued to enjoy a strong balance sheet and had no bank debt with approximately $39.4 million of cash and cash equivalents.  These funds are expected to be used for oil and gas exploration and development activities and for general corporate purposes.

Net cash flow used in operating activities during 2004 was $617,000 compared to cash flow provided from operating activities of $32.7 million during 2003.  The $33.3 million decrease in net cash flow from operating activities during 2004 is comprised of:

($000’s)
Decrease in cash flow from operations	(14,168)
Net changes in accounts receivable and other	1,121
Net changes in current liabilities	(1,802)
Net changes in current income taxes payable	(18,488)
Decrease in net cash flow from operating activities	(33,337)

The oil and gas business is inherently risky and capital intensive and can require significant capital and cash resources to expand and develop the business.

Our current cash flow from oil and gas operations is mainly derived from the Kotaneelee field.  Net field level receipts from Kotaneelee represented approximately 66% of our total net field receipts for the year ended December 31, 2004, compared to 79% in the same period of 2003.

Kotaneelee continues to experience a decrease in formation reservoir pressure, an increase in water production, and as a result, a decrease in gas production.  There is a possibility that our cash flow from Kotaneelee could either be significantly reduced or terminated at any time in the future.

In an effort to extend the remaining life of the B-38 well, during the spring of 2005, the operator is installing a siphon string in order to improve the lifting of the increasing amount of water.  We are participating to the extent of our working interest in the operation.  As the project is not yet complete, we do not know if, or to the degree of which, it will be successful in extending the economic life of the well.

Further development of the Kotaneelee field may assist with the recovery of the existing remaining reserves, and as well, identify additional reserves.  However, future development of Kotaneelee is highly risky due to the geographic location, geological complexity, depth and temperature of the producing formation, inherent risks of seismic interpretations and the costs of drilling.

Effective May 1, 2004, we converted from a 30.67% carried interest in the Kotaneelee natural gas field to a 30.67% working interest.  On May 3, 2004, we were served by the field operator with a notice to commence drilling the Kotaneelee L-38 development well in the third quarter of 2004.  Subsequent to our technical evaluation, we elected to participate to our full 30.67% working interest.  The notice from the operator to drill and case the proposed well included an estimated gross cost of $16.7 million, of which our share was to be approximately $5.1 million.

The well reached total depth on March 10, 2005 and due to the technical and drilling challenges experienced by the operator, gross drilling costs are estimated to be $29.5 million ($9.0 million our share).  The L-38 well was completed in late March 2005 with estimated gross completion costs of $4.9 million ($1.5 million our share).  As part of the completion operation, the well was flowed for a short period of time.  However, due to the warm weather in the area and the rapidly deteriorating ice bridges, the decision was made to suspend the flow and remove the drilling rig and test equipment to avoid paying standby charges.  Otherwise, the equipment would need to remain on location until approximately June when the river is open for barging operations.

While there is natural gas present, there is currently insufficient information to estimate expected flow rates or to estimate recoverable proven reserves.

Testing will be performed after the well is tied in during the second quarter of 2005.  Additional gross costs of $4.6 million ($1.4 million our share) are expected to be incurred for surface equipment and tie-in of the well for production.  Total costs for the project are estimated to be $39 million ($11.9 million our share), of which approximately 50% was incurred prior to year end and reflected in the financial statements for the year ended December 31, 2004.

We agreed with the operator’s decision to remove the drilling and testing equipment, and to incur the cost and risk of tying in prior to testing.  However, readers are cautioned that presently we do not have sufficient information to determine whether or not the well will be commercially successful.

At this time we are not aware of, and do not expect, further drilling to occur in the Kotaneelee area in the near future.  We believe that any such decision would only be considered subsequent to the receipt of positive production information from the L-38 well and a complete re-evaluation of our existing 2-D seismic data, or acquisition of new seismic data, in the area.

In an effort to address the risks associated with our dependence on Kotaneelee, we have directed considerable resources toward other areas with the objective of diversifying our cash flow, production, and proven reserve base.  This includes evaluating and acquiring new mineral leases in areas of interest, acquisition of either trade or proprietary 2-D and 3-D seismic and evaluating certain asset and corporate acquisitions.  Given the high cost of acquisitions and their related reserves in the current market, we have concentrated our attention on growth through the drill bit.

Our northeast British Columbia properties are not as risky as Kotaneelee, but cannot be considered low risk due to depth of drilling, limited period of access to surface locations, and related costs.

We drilled two Company operated wells (one deep test and one shallow test) in the Mike/Hazel area of northeast British Columbia during the winter 2004/2005 drilling/construction season.  As a result of three separate land transactions, we acquired additional mineral rights lands in the area.  We are to pay 100% of the drilling and completion costs to earn 85% of the deep mineral rights on our deep test well.  The drilling costs for the A-19-L/94-H-2 well are estimated to be approximately $3.9 million net to us, of which approximately 26% was incurred prior to year end and is included in capital costs for the year.  We also drilled the shallower A-81-H/94-H-3 well in February 2005 on our 100% working interest lands at an estimated cost of $1.0 million.  Both of these wells were drilled and cased, however as a result of an unusually short winter drilling season due to early warm weather, we were unable to gain the necessary access for well completion and production testing programs.  We are currently examining the alternatives to test the two wells as soon as possible.

During the year ended December 31, 2004, we expended $11.5 million on capital additions as summarized below:

Capital Expenditures ($000s)	2004	2003	% Change
Land and acquisitions	896	850	5
Geological and geophysical	1,151	1,789	(36)
Drilling and completion	8,749	1,850	373
Facilities and equipment	679	417	63
Other	31	74	(58)
Total capital expenditures	11,506	4,980	131
Dispositions	-	-	-
Net capital expenditures	11,506	4,980	131

During the first quarter of 2005, further capital expenditures for land, seismic, drilling, workovers, equipment, and other activities are expected to be up to $11.1 million.

We have budgeted $16 million of capital expenditures on oil and gas activities during 2005.  Any management requests for additional capital in excess of this amount would acquire Board of Directors approval on an individual project basis.

In the near term, we expect to rely on internally generated cash flows and current cash on hand to fund our annual capital expenditure program.

Contractual Obligations

We do not use off-balance sheet arrangements.  We are committed to an operating lease for our office space and the future minimum rental payments and estimated operating costs to the end of lease are as follows:

Year	($000’s)
2005	88
2006	91
2007	61
Total contractual obligations	240

New Accounting Standards

Asset retirement obligations

Effective January 1, 2004, we have retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3110 for accounting for asset retirement obligations.  This standard requires that the fair value of the legal obligation associated with the retirement and reclamation of tangible long-lived assets be recorded when the obligation is incurred, with a corresponding increase to the carrying amount of the related assets.  This corresponding increase to capitalized costs is amortized to earnings on a basis consistent with depletion of the underlying assets.  Subsequent changes in the estimated fair value of the asset retirement obligations will be capitalized and amortized over the remaining useful life of the underlying asset.

The asset retirement obligation liabilities are carried on the consolidated balance sheet at their discounted present value and are accreted over time for the change in their present value.  This standard was adopted retroactively and prior period amounts were restated.

Stock-based compensation

We have adopted the CICA Handbook section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires the use of the fair value method for valuing stock option grants.  Under this method, compensation cost attributable to stock options granted to employees and directors is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus.  Upon the exercise of the stock options, consideration paid is recorded as an increase to total capital.  This standard was adopted retroactively on January 1, 2004 and prior period amounts were restated.  Pursuant to the transition rules, the expense recognized applies to stock options granted on or after January 1, 2002.

Full cost accounting

Effective January 1, 2004, we adopted the CICA Accounting Guideline AcG-16 “Oil and Gas Accounting – Full Cost”.  Under the new guideline, future net revenues from total proven reserves used in the ceiling test calculation are estimated using expected future product prices and costs.  Prior to adopting this new standard, constant dollar pricing was used to test impairment.  There is no impact on our reported financial results for the year ended December 31, 2004 as a result of adopting this guideline.

* * * *

The Company’s audited financial statements, management discussion and analysis, and AIF for the period ended December 31, 2004 has been filed today with the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR).  The Company’s annual report on Form 40-F for the year ended December 31, 2004 was also filed with the U.S. Securities and Exchange Commission (SEC).  These documents may be obtained at SEDAR’s website address of www.sedar.com or at the SEC’s website address of www.sec.gov.  A link to the Company’s SEDAR and SEC filings can also be found on the Company website address of www.cansopet.com.

Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada.  The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada.  The Company’s common shares are traded on the NASDAQ SmallCap Market and the Pacific Exchange, Inc. under the symbol “CSPLF,” and on the Toronto Stock Exchange and Boston Stock Exchange under the symbol “CSW”.  The Company has 14,417,770 shares outstanding.

This document contains certain forward-looking statements relating, but not limited, to operations, financial performance, business prospects and strategies of the Company.  Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on, without limitation, commodity prices, estimates of future production, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance.

Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information of the Company involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.  These factors include, but are not limited to: the pricing of natural gas and oil; the effects of competition and pricing pressures; risks and uncertainties involving the geology of natural gas and oil; operational risks in exploring for, developing and producing natural gas and oil; the uncertainty of estimates and projections relating to production, costs and expenses; the significant costs associated with the exploration and development of the properties on which the Company has interests, particularly the Kotaneelee field; shifts in market demands; risks inherent in the Company's marketing operations; industry overcapacity; the strength of the Canadian economy in general; currency and interest rate fluctuations; general global and economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; various events which could disrupt operations, including severe weather conditions, technological changes, our anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, fiscal, environmental and regulatory laws; and health, safety and environmental risks that may affect projected reserves and resources and anticipated earnings or assets.  See also the information set forth under the heading "Information Concerning the Oil and Natural Gas Industry" in our 2004 Annual Information Form.  Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive.  We undertake no obligation to update publicly or revise the forward-looking information provided in this document, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

For further information contact:  John McDonald, President & CEO, or Randy Denecky, Chief Financial Officer at (403) 269-7741.

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)

	As at December 31,
	2004	2003
		restated
Assets

Current assets
Cash and cash equivalents	$ 39,353,717	$ 49,082,386
Accounts receivable	2,495,678	3,138,465
Other assets	370,011	400,643
	42,219,406	52,621,494

Oil and gas properties and equipment	17,570,085	9,420,903

Total assets	$ 59,789,491	$ 62,042,397

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable	$ 3,627,644	$ 2,947,763
Accrued liabilities	2,810,263	1,709,889
Accrued income taxes payable	1,016,419	9,752,303
	7,454,326	14,409,955

Future income tax liability	2,569,864	2,221,864
Asset retirement obligations	2,675,743	2,436,986
Total liabilities	12,699,933	19,068,805

Commitments and contingencies

Shareholders’ equity
Share capital	14,417,770	14,417,770
Contributed surplus	29,014,151	28,177,451
Retained earnings	3,657,637	378,371
Total shareholders’ equity	47,089,558	42,973,592

Total liabilities and shareholders’ equity	$ 59,789,491	$ 62,042,397

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND RETAINED EARNINGS (DEFICIT)

(in Canadian dollars)

	Years ended December 31,
	2004	2003	2002
		restated	restated

Revenues
Petroleum and natural gas sales	$ 10,812,457	$ 4,769,500	$ 2,775,973
Royalties	(1,600,117)	(1,154,518)	(734,185)
Carried interest	3,380,781	8,749,422	7,469,587
	12,593,121	12,364,404	9,511,375
Interest and other income	1,234,898	818,713	425,355
	13,828,019	13,183,117	9,936,730

Expenses
Lease operating costs	1,547,908	1,257,827	778,586
General and administrative	3,340,864	3,053,803	2,575,815
Depletion and depreciation	3,357,000	2,363,025	2,398,358
Asset retirement obligations accretion	240,000	101,915	56,100
Stock-based compensation	836,700	252,798	652,820
Foreign exchange losses	96,281	535,521	376
	9,418,753	7,564,889	6,462,055
Income from operations before settlement of litigation and income taxes	4,409,266	5,618,228	3,474,675

Settlement of litigation	-	22,727,078	-
Income before income taxes	4,409,266	28,345,306	3,474,675

Income tax expense	(1,130,000)	(11,295,188)	(1,626,000)
Net income	3,279,266	17,050,118	1,848,675

Retained earnings (deficit) – beginning of year	378,371	(16,671,747)	(18,520,422)
Retained earnings (deficit) – end of year	$ 3,657,637	$ 378,371	$ (16,671,747)

Net income per share:
Basic	$ 0.23	$ 1.18	$ 0.13
Diluted	$ 0.23	$ 1.18	$ 0.13

Average number of shares outstanding:
Basic	14,417,770	14,417,770	14,417,770
Diluted	14,435,234	14,423,667	14,417,770

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)

	Years ended December 31,
	2004	2003	2002
		restated	restated

Cash flow from operating activities:
Net income	$ 3,279,266	$ 17,050,118	$ 1,848,675
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depletion and depreciation	3,357,000	3,901,025	2,398,358
Asset retirement obligations accretion	240,000	101,915	56,100
Asset retirement expenditures	(1,243)	(171,900)	(5,362)
Stock-based compensation	836,700	252,798	652,820
Future income tax expense	348,000	1,094,188	1,629,000
Cash flow from operations	8,059,723	22,228,144	6,579,591

Change in non-cash working capital	(8,676,831)	10,491,383	237,147
Cash flow from (used in) operating activities	(617,108)	32,719,527	6,816,738

Cash flow from investing activities:
Additions to oil and gas properties and equipment	(11,506,182)	(4,979,566)	(474,151)
Change in non-cash working capital	2,394,621	1,887,972	7,200
Cash flow used in investing activities	(9,111,561)	(3,091,594)	(466,951)

Cash flow from financing activities:	-	-	-

Increase in cash and cash equivalents	(9,728,669)	29,627,933	6,349,787

Cash and cash equivalents at the beginning of year	49,082,386	19,454,453	13,104,666
Cash and cash equivalents at the end of year	$ 39,353,717	$ 49,082,386	$ 19,454,453

Exhibit 2

ALBERTA REGISTRIES

ARTICLES OF CONTINUANCE

Business Corporations Act

Sections 188, 273 and 274

1.

NAME OF CORPORATION:

2.  CORPORATE ACCESS NO.

CANADA SOUTHERN PETROLEUM LTD.

2011525389

3.

THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

The annexed Schedule “A” is incorporated into and forms part of this form.

4.

RESTRICTIONS IF ANY ON SHARE TRANSFERS:

None.

5.

NUMBER (OR MINIMUM AND MAXIMUM NUMBER) OF DIRECTORS:

Minimum of three (3), maximum of fifteen (15).

6.

RESTRICTIONS IF ANY ON BUSINESSES THE CORPORATION MAY CARRY ON:

None.

7.

IF CHANGE OF NAME EFFECTED, PREVIOUS NAME:

N/A

8.

DETAILS OF INCORPORATION:

Canada Southern Petroleum Ltd. was incorporated federally on April 13, 1954 and it continued into Nova Scotia on June 4, 1980.

9.

OTHER PROVISIONS IF ANY:

The annexed Schedule “B” is incorporated into and forms part of this form.

DATE Feb 01 2005	SIGNATURE by /s/ John W.A. McDonald	NAME AND TITLE John W.A. McDonald President

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act.

SCHEDULE “A”

ARTICLES OF CONTINUANCE

OF

CANADA SOUTHERN PETROLEUM LTD.

(share structure)

Unlimited number of Common Shares without nominal or par value to which shares shall be attached the right (i) to one vote for each common share held at all meetings of shareholders of the Corporation other than meetings of the holders of any class or series of shares meeting as a class or series; (ii) receive any dividends declared by the Corporation; and (iii) subject to the rights of shares ranking prior to the Common Shares, to receive the remaining property of the Corporation on dissolution, after the payment of all liabilities.

An unlimited number of two classes of preferred shares without nominal or par value to be designated as First Preferred Shares, Second Preferred Shares respectively, each class of preferred shares being issuable in that series, with the designations, rights, privileges, restrictions and conditions attaching to the preferred shares as set out below:

FIRST PREFERRED SHARES

1.

Directors’ Right to Issue in One or More Series

The First Preferred Shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as may before the issue thereof be determined by the Directors; the Directors of the Corporation may (subject as hereinafter provided) by resolution fix (subject to the provisions hereof), from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the shares of each such series including, without limiting the generality of the foregoing, the stated issue price, the rate, amount or method of calculation of preferential dividends and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the date of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, conversion rights (if any), voting rights (if any), any sinking fund or other provisions and the rights of retraction (if any) vested in the holders of First Preferred Shares of any such series and the prices and the other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, the whole subject to the following provisions and to the passage of a Directors’ resolution setting forth such designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

2.

Ranking of First Preferred Shares

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution, or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding-up its affairs.

When any dividends or amounts payable on a repayment of capital are not paid in full, the First Preferred Shares of all series shall participate ratably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full and on any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of such shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

The First Preferred Shares shall be entitled to preference over the Second Preferred Shares and the Common Shares of the Corporation and over any other shares ranking junior to the First Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its Shareholders for the purpose of winding-up its affairs and may also be given such other preferences not inconsistent with paragraphs (3) to (6) hereof over the Second Preferred Shares and the Common Shares of the Corporation and over any other shares ranking junior to the First Preferred Shares as may be determined in the case of each series of First Preferred Shares authorized to be issued.  Nothing in this paragraph shall limit the right of the Corporation to pay a dividend on its Second Preferred Shares or Common Shares to the holders of its Second Preferred Shares or Common Shares or any other shares ranking junior to the First Preferred Shares without participation therein by the holders of the First Preferred Shares.

3.

No Pre-Emptive Rights

Except as required by law, or as provided with respect to any series of First Preferred Shares, the holders of the First Preferred Shares shall not be entitled as such to subscribe for, purchase or receive any part of any issue of shares, bonds, debentures or other securities of the Corporation now or hereafter authorized, or any rights to acquire the same, otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time be attached to any series of the First Preferred Shares.

4.

Voting Rights

Except as required by law, or as provided with respect to any series of First Preferred Shares, the holders of the First Preferred Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

When the holders of First Preferred Shares vote separately as holders of First Preferred Shares, each holder shall be entitled to one vote in respect of each $25.00 of aggregate stated issue price of First Preferred Shares held by such holder.

5.

Amendment With Approval of Holders of First Preferred Shares

The provisions attaching to the First Preferred Shares as a class may be amended or repealed at any time or from time to time by special resolution of the holders of the First Preferred Shares as a class, such approval to be given in the manner provided in paragraph (6).

6.

Approval of Holders of First Preferred Shares

Any consent or approval given by the holders of First Preferred Shares as a class shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of outstanding First Preferred Shares to which are attached at least 66 2/3% of the votes attached to all outstanding First Preferred Shares or by a resolution passed at a meeting of holders of First Preferred Shares duly called and held upon not less than 21 days notice at which the holders of outstanding First Preferred Shares to which are attached a majority of the votes attached to all outstanding First Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting, in addition to any other consent or approval required by the Business Corporations Act.  If at any such meeting the holders of the outstanding First Preferred Shares to which are attached a majority of the votes attached to all outstanding First Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to the same day in the next week at the same time and place without further notice of the adjourned meeting.  At such adjourned meeting the holders of the First Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the consent or approval of the holders of First Preferred Shares.  On every ballot taken at every such meeting every holder of First Preferred Shares shall be entitled to one vote in respect of each $25.00 aggregate stated issue price of First Preferred Shares held by such holder.  Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the By-laws of the Corporation with respect to meetings of shareholders.

SECOND PREFERRED SHARES

1.

Directors’ Right to Issue in One or More Series

The Second Preferred Shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as may before the issue thereof be determined by the Directors; the Directors of the Corporation may (subject as hereinafter provided) by resolution fix (subject to the provisions hereof), from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the shares of each such series including, without limiting the generality of the foregoing, the stated issue price, the rate, amount or method of calculation of preferential dividends and whether such rate amount or method of calculation shall be subject to change or adjustment in the future, the date of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, conversion rights (if any), voting rights (if any), any sinking fund or other provisions and the rights of retraction (if any) vested in the holders of Second Preferred Shares of any such series and the prices and the other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, the whole subject to the following provisions and to the passage of a Directors’ resolution setting forth such designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

2.

Ranking of Second Preferred Shares

The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding-up its affairs.

When any dividends or amounts payable on a repayment of capital are not paid in full, the Second Preferred Shares of all series shall participate ratably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full and on any repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of such shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

The Second Preferred Shares shall be entitled to preference over the Common Shares of the Corporation and over any other shares ranking junior to the Second Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its Shareholders for the purpose of winding-up its affairs and may also be given such other preferences not inconsistent with paragraphs (3) to (6) hereof over the Common Shares of the Corporation and over any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each series of Second Preferred Shares authorized to be issued.  Nothing in this paragraph shall limit the right of the Corporation to pay a dividend on its Common Shares to the holders its Common Shares or any other shares ranking junior to the Second Preferred Shares without participation therein by the holders of the Second Preferred Shares.

3.

No Pre-Emptive Rights

Except as required by law, or as provided with respect to any series of Second Preferred Shares, the holders of the Second Preferred Shares shall not be entitled as such to subscribe for, purchase or receive any part of any issue of shares, bonds, debentures or other securities of the Corporation now or hereafter authorized, or any rights to acquire the same, otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time be attached to any series of the Second Preferred Shares.

4.

Voting Rights

Except as required by law, or as provided with respect to any series of Second Preferred Shares, the holders of the Second Preferred Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

When the holders of Second Preferred Shares vote separately as holders of Second Preferred Shares, each holder shall be entitled to one vote in respect of each $25.00 of aggregate stated issue price of Second Preferred Shares held by such holder.

5.

Amendment With Approval of Holders of Second Preferred Shares

The provisions attaching to the Second Preferred Shares as a class may be amended or repealed at any time or from time to time by special resolution of the holders of the Second Preferred Shares as a class, such approval to be given in the manner provided in paragraph (6).

6.

Approval of Holders of Second Preferred Shares

Any consent or approval given by the holders of Second Preferred Shares as a class shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of outstanding Second Preferred Shares to which are attached at least 66 2/3% of the votes attached to all outstanding Second Preferred Shares or by a resolution passed at a meeting of holders of Second Preferred Shares duly called and held upon not less than 21 days notice at which the holders of outstanding Second Preferred Shares to which are attached a majority of the votes attached to all outstanding Second Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting, in addition to any other consent or approval required by the Business Corporations Act.  If at any such meeting the holders of the outstanding Second Preferred Shares to which are attached a majority of the votes attached to all outstanding Second Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to the same day in the next week at the same time and place without further notice of the adjourned meeting.  At such adjourned meeting the holders of the Second Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the consent or approval of the holders of Second Preferred Shares.  On every ballot taken at every such meeting every holder of Second Preferred Shares shall be entitled to one vote in respect of each $25.00 aggregate stated issue price of Second Preferred Shares held by such holder.  Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the By-laws of the Corporation with respect to meetings of shareholders.

SCHEDULE “B”

ARTICLES OF CONTINUANCE

OF

CANADA SOUTHERN PETROLEUM LTD.

(other rules or provisions)

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

Exhibit 3

Exhibit 3

Form 52-109FT1

Certification of Annual Filings during Transition Period

I, John W. A. McDonald, President and Chief Executive Officer of Canada Southern Petroleum Ltd., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issues’ Annual and Interim Filings) of Canada Southern Petroleum Ltd. (the issuer) for the period ending December 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 28, 2005

by /s/ John W. A. McDonald

John W. A. McDonald

President and Chief Executive Officer

Exhibit 4

Form 52-109FT1

Certification of Annual Filings during Transition Period

I, Randy L. Denecky, Chief Financial Officer of Canada Southern Petroleum Ltd., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issues’ Annual and Interim Filings) of Canada Southern Petroleum Ltd. (the issuer) for the period ending December 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 28, 2005

by /s/ Randy L. Denecky

Randy L. Denecky

Chief Financial Officer

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA SOUTHERN PETROLEUM LTD.

(Registrant)

By: /s/  John W. A. McDonald

John W. A. McDonald

April 4, 2005

President and Chief Executive Officer